FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of June, 2005

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1 - Transaction in Own Shares dated 03 May 2005
Exhibit No. 2 - Holding(s) in Company dated 13 May 2005
Exhibit No. 3 - Transaction in Own Shares dated 13 May 2005
Exhibit No. 4 - Holding(s) in Company dated 20 May 2005
Exhibit No. 5 - Holding(s) in Company dated 24 May 2005
Exhibit No. 6 - Notice of Trading Statement dated 25 May 2005

Exhibit No. 1

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 3 May 2005 Number of ordinary shares purchased: 75,000

Volume weighted average price paid per share: 477.5p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 7,300,000 of its ordinary shares in treasury and has 729,668,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift Jeremy Thompson
Hanson PLC ABN AMRO Hoare Govett
Tel: +44 (0)20 7245 1245    Tel: +44 (0)20 7678 8000

Exhibit No. 2

Hanson PLC

May 13, 2005

Holding in Company

Hanson PLC has received notification today that, following sales of 646,976 shares from July 7, 2004 to May 11, 2005, Maple-Brown Abbott Limited, an Australian wholesale fund manager, no longer has a notifiable interest in the share capital of Hanson PLC.

As at May 11, 2005, Maple-Brown Abbott Limited held 21,816,661 shares on behalf of their clients, which represents 2.99% of the issued share capital, excluding shares held in treasury.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 3

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 13 May 2005

Number of ordinary shares purchased: 200,000

Volume weighted average price paid per share: 478.75p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 7,500,000 of its ordinary shares in treasury and has 729,468,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
Hanson PLC
Tel: +44 (0)20 7245 1245

Jeremy Thompson
ABN AMRO Hoare Govett
Tel: +44 (0)20 7678 8000

Exhibit No. 4

Hanson PLC

May 20, 2005

Holding in Company

Hanson PLC has received notification today that, following the purchase of 110,000 shares on May 18, 2005, Maple-Brown Abbott Limited, an Australian wholesale fund manager, has a notifiable interest in 21,926,661 ordinary shares, representing 3.01% of the issued share capital, excluding shares held in treasury.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 5

Hanson PLC

May 24, 2005

Holding in Company

Hanson PLC has received notification today that, following sales of 110,000 shares from May 19, 2005 to May 20, 2005, Maple-Brown Abbott Limited, an Australian wholesale fund manager, no longer has a notifiable interest in the share capital of Hanson PLC

As at May 20, 2005, Maple-Brown Abbott Limited held 21,816,661 shares on behalf of their clients, which represents 2.99% of the issued share capital, excluding shares held in treasury.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 6

May 25, 2005

Hanson PLC - Notice of Trading Statement

Hanson PLC, the international heavy building materials company, will issue a trading update in relation to the six months ending June 30, 2005 at 7:00 a.m. (BST) on June 23, 2005. Hanson will host a conference call for analysts at 8:00 a.m. (BST) on June 23, 2005 to discuss the update. The dial-in number is +44 (0) 20 8901 6902.

A replay of this conference call will be available for 48 hours from 11:30 a.m. (BST) on June 23, 2005 by dialling +44 (0)20 8515 2499, PIN number 654570# or, if calling from the US, by dialling +1 416 640 1917, PIN number 21124353#.

Hanson will announce its interim results for the six months ending June 30, 2005 on August 3, 2005.

Inquiries:          Nick Swift / Carol Ann Walsh
                        Hanson PLC
                        Tel: +44 (0)20 7245 1245

Notes:

  Hanson is one of the world's leading heavy building materials companies. It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Asia Pacific and Continental Europe.
  Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts five days prior to results announcements and publication of company reports, is via its website (www.hanson.biz).
  High-resolution Hanson images are available to download from Hanson's website and from www.newscast.co.uk.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson's Annual Report and Form 20-F and include, but are not limited to, changes in economic conditions; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs especially in the USA, the UK and Australia; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of raw materials, energy and fuel to our business; inclement weather conditions; exchange rate fluctuations; and ineffective implementation of computer software systems. Hanson undertakes no obligation to update or revise publicly such forward looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:    June 01, 2005